As filed with the Securities and Exchange Commission on June 23, 2010
                                       Investment Company Act File No. 811-22107

=====================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                             Tender Offer Statement
                   Under Section 14(d)(1) or Section 13(e)(1)
                     of the Securities Exchange Act of 1934
                       (Amendment No. 1 - Final Amendment)
                           --------------------------

                         SEI STRUCTURED CREDIT FUND, LP
                                (Name of Issuer)

                           --------------------------

                         SEI STRUCTURED CREDIT FUND, LP
                       (Names of Person Filing Statement)


                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                           --------------------------

                               James Ndiaye, Esq.
                   c/o SEI Investments Management Corporation
                            One Freedom Valley Drive
                            Oaks, Pennsylvania 19456
                            Telephone: (610) 676-2269
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                           --------------------------

                                   COPIES TO:

                             Timothy W. Levin, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                             Philadelphia, PA 19103
                            Telephone: (215) 963-5000

                                  June 23, 2010
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

================================= =================================
Transaction Valuation*   $0.00    Amount Of Filing Fee**  $0.00
                       -----------------------------------
================================= =================================

* Calculated as the aggregate maximum purchase price for limited partnership interests.

** Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1925.10               Form or Registration No.: SC TO-I
Filing Party: 0001407736                       Date Filed: 6/23/10

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x ]

=====================================================================
This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 23, 2010, (the "Schedule TO") by the SEI Structured Credit Fund, LP, (the "Fund"), relating to the offer by the Fund to purchase an amount of limited partner interests of the Fund (the "Shares") from the investors of the Fund (the "Investors") for cash on the terms and conditions set forth in the Offer to Purchase dated June 25, 2010 and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The Fund offered to purchase up to $27 million at a price equal to the net asset value of Interests or portions thereof properly tendered as of September 30, 2010 (the "Valuation Date"). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-(4)(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits to the Statement on June 23, 2010.

The Offer terminated at 5:00 p.m., Eastern time, on July 26, 2010 (the "Expiration Date"). Pursuant to the Offer, Interests were tendered and accepted by the Fund, at a net asset value of $20,068,057.02 as determined as of September 30, 2010.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 SEI STRUCTURED CREDIT FUND, LP


                                 By: /s/  James Ndiaye
                                     -------------------------------------------
                                     Name: James Ndiaye
                                     Title: Vice President & Secretary

Dated:  October 28, 2010